Protagenic Therapeutics, Inc.

149 Fifth Avenue

New York, NY 10010

January 7, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Protagenic Therapeutics, Inc. Registration Statement on Form S-3 Originally filed June 14, 2024, as amended on January 7, 2025 File No. 333-280244

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 and on behalf of Protagenic Therapeutics, Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-280244) originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 14, 2024, and amended on January 7, 2025 (the “Registration Statement”), be declared effective on January 8, 2025, at 5:00 pm, Eastern Standard Time, or as soon as practicable thereafter.

Very truly yours,

PROTAGENIC THERAPEUTICS, INC.

By:	/s/ Alexander K. Arrow
Alexander K. Arrow Chief Financial Officer

cc: Dean Colucci, Duane Morris LLP